FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month ended August 31, 2003

Vannessa Ventures Ltd.

Suite 1710, 1040 West Georgia Street Vancouver, British Columbia, Canada V6E 4H1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

Ö

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

Ö

FORM 6-K EXHIBIT INDEX
EXHIBIT
1.	Schedule B & C relating to 2003 Year End Financial Statements (Financial Statements located in Item 19 of 20-F filed on Edgar 2003-10-01)
2.	AGM Materials

BRITISH COLUMBIA SECURITIES COMMISSION	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:		Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report
Vannessa Ventures Ltd.	March 31, 2003	03/08/15
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
#1710-1040 West Georgia St. Vancouver, B.C., V6E 4H1	604-689-8907	604-689-8927
Contact Person Manfred Peschke	Contact’s Position President	Contact’s Telephone No. 604-689-8927
Contact Email Address reception@vannessa.com	Web Site Address vannessaventures.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “MANFRED PESCHKE”	Print Full Name MANFRED PESCHKE	Date Signed YY/MM/DD 03/08/18
Director’s Signature “GEORGE D. CHAPEL”	Print Full Name GEORGE D. CHAPEL	Date Signed YY/MM/DD 03/08/18

VANNESSA VENTURES LTD.

YEAR ENDED MARCH 31, 2003

SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs:

See attached schedule

2.

Related party transactions:

See Financial Statements (Note 7)

3.

Summary of securities issued and options granted during the year:

a)

Securities issued during the period:  See financial statements (Note 6)

b)

Options granted during the period were as follows:

Exercise

Expiry

Date

Number

Optionee

Price

Date

---------------------------------------PER ATTACHED SCHEDULE-----------------------------------

4.

Summary of securities as at the date of this report:

a)

See financial statements (Note 6)

b)

See financial statements (Note 6)

c)

See financial statements (Note 6)

d)

See financial statements (Note 6)

5.

Names of the directors and officers as at the date of this report:

d)

List of directors:

List of Officers:

George Chapel

Manfred Peschke, President

Lorne Gordon

George Chapel, Secretary

Vern Hall

Manfred Peschke

Erich Rauguth

John Thomas

VANNESSA VENTURES LTD.

YEAR ENDED MARCH 31, 2003

SCHEDULE B:  SUPPLEMENTARY INFORMATION

Options granted during the year were as follows:

Date	Number	Optionee	Exercise price	Expiry date

July 4, 2002	100,000	George Chapel	$0.95	July 4, 2007
July 4, 2002	10,000	Jennifer Falconer	$0.95	July 4, 2007
July 4, 2002	200,000	Anis Ardekany	$0.95	July 4, 2007
July 4, 2002	100,000	Lorne Gordon	$0.95	July 4, 2007
July 4, 2002	100,000	Vern Hall	$0.95	July 4, 2007
July 4, 2002	20,000	Nestor Hernandez	$0.95	July 4, 2007
July 4, 2002	60,000	Eric X. Lavarack	$0.95	July 4, 2007
July 4, 2002	40,000	Patricia Navarro	$0.95	July 4, 2007
July 4, 2002	10,000	Esther Park	$0.95	July 4, 2007
July 4, 2002	300,000	Manfred Peschke	$0.95	July 4, 2007
July 4, 2002	60,000	Mark Peschke	$0.95	July 4, 2007
July 4, 2002	300,000	Erich Rauguth	$0.95	July 4, 2007
July 4, 2002	20,000	Rene Gay Pola	$0.95	July 4, 2007
July 4, 2002	40,000	Marianna Almeida	$0.95	July 4, 2007
July 4, 2002	30,000	Luis Ignacio Rojas	$0.95	July 4, 2007
July 4, 2002	20,000	Alonso Mago Tovar	$0.95	July 4, 2007
July 4, 2002	10,000	Diwanti Janki	$0.95	July 4, 2007
July 4, 2002	20,000	Stephen Lamazon	$0.95	July 4, 2007
July 4, 2002	30,000	Jesus Carvajal	$0.95	July 4, 2007
July 4, 2002	20,000	Marco Rubinos	$0.95	July 4, 2007
July 4, 2002	40,000	Eric Kinnan	$0.95	July 4, 2007
July 4, 2002	30,000	Kelly Samuels	$0.95	July 4, 2007
July 4, 2002	30,000	Guy Saco	$0.95	July 4, 2007
July 4, 2002	30,000	Greg Duncan	$0.95	July 4, 2007
July 4, 2002	20,000	Edward Griffith	$0.95	July 4, 2007
July 4, 2002	30,000	Hai Le	$0.95	July 4, 2007
December 13, 2002	50,000	John Thomas	$0.50	Dec. 13, 2007

	1,720,000

Vannessa Ventures Ltd
Schedule B - Supplementary Information
Analysis of deferred costs
March 31, 2003

		March 31	Current	March 31
		2003	expenditures	2002
		$	$	$
BRAZIL
a)	Parima
	Acquisition costs:	1	(40,656)	40,657
	Deferred exploration expenditures:
	Geophysics and geochem	3,326	-	3,326
	Field office administration	52,062	46,483	5,579
	Reports and technical studies	1,861	-	1,861
		57,249	46,483	10,766
	Less: impairment	(57,249)	(46,483)	(10,766)
		-	-	-

Total - Brazil		1	(40,656)	40,657

COSTA RICA
	Industrias Infinito
	Acquisition costs	2,099,872	363,450	1,736,422
	Deferred exploration costs:
	Amortization	180,824	-	180,824
	Audit fees	9,360	9,360	-
	Geological consulting	635,823	63,317	572,506
	Contractors	160,676	66,442	94,234
	Environmental mining plan license	280,675	280,675	-
	Equipment rental	47,265	-	47,265
	Camp and supplies	332,450	90,328	242,122
	Field office administration	307,958	160,152	147,806
	Equipment and camp maintenance	55,298	27,769	27,529
	Property option payment	13,750	13,750	-
	Stock compensation	15,108	15,108	-
	Travel and accommodation	32,232	5,791	26,441
	Taxes	57,427	-	57,427
	Telephone	31,241	3,606	27,635
	Transportation and freight	130,580	45,277	85,303
	Wages	468,156	145,445	322,711
		2,758,823	927,020	1,831,803
	Less: impairment	(927,020)	(927,020)	-
		3,931,675	363,450	3,568,225
	Cutris, Alajuela
	Acquisition cost	43,731	-	43,731
	Less: written-off	(43,731)	(43,731)	-
		-	(43,731)	43,731

Total - Costa Rica		3,931,675	319,719	3,611,956

GUYANA
a)	Potaro district
	Maple Creek concessions
	Exploration costs	2,256,301	1,210,853	1,045,448
	Machinery & equipment	1,650,532	(96,449)	1,746,981
	Mining plant	1,061,194	34,875	1,026,319
	Vehicles	71,518	(19,473)	90,991
		2,783,244	(81,047)	2,864,291
		5,039,545	1,129,806	3,909,739
	Less: joint venturer contribution	(2,999,304)	-	(2,999,304)
		2,040,241	1,129,806	910,435
	Inventory of bulk samples	9,120	9,120	-
		2,049,361	1,138,926	910,435
	Less: impairment	(1,210,853)	(1,210,853)	-
		838,508	(71,927)	910,435
	Potaro concessions
	Acquisition costs	54,378	-	54,378
	Deferred exploration expenditures:
	Amortization	69,522	-	69,522
	Camp and supplies	539,845	30,651	509,194
	Geological consulting	197,135	21,860	175,275
	Equipment rental	13,587	-	13,587
	Field work	1,159,142	19,619	1,139,523
	Filing fees, permits and licenses	157,256	1,832	155,424
	Exploration management	398,921	29,805	369,116
	Travel and accommodation	61,234	7,178	54,056
	Royalties	6,824	-	6,824
	Stock compensation	5,036	5,036	-
	Freight and transportation	95,045	11,031	84,014
	Wages and administration	210,188	27,734	182,454
		2,913,735	154,746	2,758,989
	Less: sale of bulk samples	(117,596)	-	(117,596)
		2,796,139	154,746	2,641,393
	Inventory of bulk samples	41,170	-	41,170
		2,837,309	154,746	2,682,563
		2,891,687	154,746	2,736,941
	Less: impairment	(1,954,746)	(1,954,746)	-
		936,941	(1,800,000)	2,736,941
b)	Marudi Mountain
	Acquisition costs	124,000	40,000	84,000
	Deferred exploration
	Exploration management	101,350	15,810	85,540
	Camp and supplies	36,681	36,681	-
	Field offce administration	32,105	32,105	-
	Field work	258,657	10,459	248,198
	License fees	143,208	34,320	108,888
	Road clearing	47,602	47,602	-
	Stock compensation	5,036	5,036	-
	Vehicle and transportation	1,011	1,011	-
		625,650	183,024	442,626
	Less: joint venturer contribution	(114,480)	(114,480)	-
		511,170	68,544	442,626
		635,170	108,544	526,626

c)	South Guyana Concessions
	Acquisition costs	218,557	-	218,557
	Deferred exploration costs:
	Exploration management	100,590	15,050	85,540
	Permits and filing fees	258,041	22,895	235,146
	Geochem and physics	86,651	35,133	51,518
		445,282	73,078	372,204
		663,839	73,078	590,761
	Less: impairment	(573,078)	(573,078)	-
		90,761	(500,000)	590,761

Total - Guyana		2,501,380	(2,263,383)	4,764,763

VENEZUELA
a)	La Fe
	Acquisition costs	563,628	-	563,628
	Deferred exploration expenditures:
	Bonding costs	18,042	-	18,042
	Geological fieldwork	187,170	21,673	165,497
	Camp and security	270,566	31,750	238,816
	Field office administration	253,580	42,914	210,666
	Project assembly	14,649	785	13,864
	Stock compensation	5,036	5,036	-
	Transportation	13,575	1,800	11,775
	Travel	45,988	401	45,587
		808,606	104,359	704,247
	Less recoveries from samples	(58,433)	-	(58,433)
		750,173	104,359	645,814
		1,313,801	104,359	1,209,442

b)	Yuruan
	Acquisition costs	123,415	-	123,415
	Deferred exploration expenditures:
	Geological fieldwork	65,819	20,352	45,467
	Drilling and assays	235,853	35,888	199,965
	Field office administration	142,633	85,828	56,805
	Stock compensation	5,036	5,036	-
	Supplies	59,259	-	59,259
	Travel	4,294	2,000	2,294
		512,894	149,104	363,790
		636,309	149,104	487,205

c)	Kilometre 88
	Acquisition costs	215,208	-	215,208
	Deferred exploration expenditures:
	Camp maintenance	11,057	11,057	-
	Contractors	67,896	392	67,504
	Drilling and assays	101,868	-	101,868
	Field office administration	182,787	67,127	115,660
	Rentals	21,527	3,124	18,403
	Security	114,386	23,582	90,804
	Stock compensation	20,144	20,144	-
	Transportation	12,300	12,300	-
	Wages	110,695	-	110,695
		642,660	137,726	504,934
		857,868	137,726	720,142
	Total: La Fe / Yuruan / Kilometre 88	2,807,978	391,189	2,416,789
	Less: impairment	(2,557,978)	(641,189)	(1,916,789)
		250,000	(250,000)	500,000

d)	Las Cristinas
	Acquisition costs	122,635		122,635
	Less: impairment charge	(112,480)		(112,480)
		10,155	-	10,155
	Deferred exploration expenditures
	Administrative salaries	951,019	521,403	429,616
	Camp and supplies	284,722	-	284,722
	Community relations	291,040	93,791	197,249
	General administration	419,618	193,087	226,531
	Legal costs	601,002	359,397	241,605
	Mining wages	503,275	-	503,275
	Rent	128,064	73,495	54,569
	Travel	142,509	69,626	72,883
		3,321,249	1,310,799	2,010,450
	Less: impairment	(3,321,249)	(1,310,799)	(2,010,450)
		-	-	-
		10,155	-	10,155

Total - Venezuela		260,155	(250,000)	510,155

Total mineral interests		6,693,211	(2,234,320)	8,927,531

Vannessa Ventures Ltd.

Schedule “C”

Management Discussions & Analysis

March 31, 2003

Introduction

Vannessa Ventures Ltd. is an exploration Company engaged in the search for economic deposits of precious metal and stones in Central and South America. As well, the Company evaluates properties available for acquisition.  The Company’s shares are listed on the TSX Venture Exchange, the OTC-BB Market in the US and on the Berlin Exchange.

The Management Discussion and Analysis (“MD&A ”) provides an analysis of the Company’s business and compares its 2003 financial results with those of the previous year. The MD&A should be read in conjunction with the consolidated financial statements and its related notes, which are attached as Schedule A. The Company prepares and files its consolidated financial statements and MD&A in Canadian (CDN) dollars. The consolidated financial statements and MD&A are filed with Canadian regulatory authorities, are available on www.sedar.com and are included with the Company’s Management Information Circular.

The MD&A is comprised of five sections. The Summary (1) provides a review of the Company ’s financial results and the more important accounting policies (estimates, capitalization, deferred costs) used in preparing such statements.  The Expense section (2) reports on the Company’s expenses for the year. The Financial Condition and Liquidity (3) section describes the Company ’s cash position and investing activities. In Risks and Uncertainties (4) the risks associated with the exploration and mining business are identified, and the Company’s plan in how to manage and mitigate exposures are explained and finally, the Operations Review and Outlook (5) section outlines the Company ’s exploration and development plans for the coming year.

1. Summary

The Company has adopted the TSX Corporate Governance Guidelines (See Schedule A attached to the Information Circular). As well, the Company has established certain duties for the Board of Directors and auditing, quality, ethics and independence standards and rules as required for the Company’s US listing under the SARBANES-OXLEY Act 2002.

During the fiscal year ended March 31, 2003 the Company continued its advancement of mineral projects in Costa Rica and Guyana and its legal proceedings in Venezuela with respect to the defence of its ownership rights to the Las Cristinas project.

The accounting for all expenses for these activities is detailed in the attached Financial Statements using the following policies:

Accounting Policies

The Company ’s accounting policies are described in Note 2 to the Consolidated Financial Statements. Management considers the following policies to be the most important in preparing the Company ’s Consolidated Financial Statements and the uncertainties that could impact its financial condition and cash flows.

a) Use of Estimates

The attached Consolidated Financial Statements are prepared in conformity with Canadian GAAP, which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on estimates and assumptions.

b) Property, Plant, Equipment and Exploration

In accordance with its accounting policies in these areas, the Company capitalizes Property, Plants and Equipment purchased as well as exploration expenses on properties with specific exploration programs. For a more detailed description of accounting for mineral interests see Financial Statements (Note 2,d).

Financial Results

The Company has no revenue other than limited recoveries from exploration bulk sampling.

Total expenses for the 2003 fiscal year were $4,301,692 ($5,790,094 in 2002) as follows:

$1,626,701 spent in Guyana

($2,069,232 in 2002)

$1,701,988 spent in Venezuela

($2,519,117 in 2002)

$927,020 spent in Costa Rica

($1,151,973 in 2002)

$46,483 spent in Brazil

($49,772       in 2002)

For details of these expenses see the following section  “2. Expenses” which lists expenses by country and category as well as the analysis on Schedule B – Supplementary Information (attached).

2. Expenses

Exploration Expenditures

In Costa Rica the Company had expenditures of $927,020 during the 2003 fiscal year.  $322,450 was spent on camp maintenance and on security, $245,443 on field office expenses, $93,974 related to environmental and forest inventory study,  $250,045 on the Environmental Impact Study and $15,108 on stock based compensation.

In Guyana $1,210,853 was spend on infrastructure work for the Maple Creek project. $ 154,746 was spent on the Potaro concessions, of which $51,665 was geological consulting, $50,270 field expense and camp supplies $18,209 transportation, $32,770 in labour costs and $1,832 in filing fees.  $183,024 are Marudi Mountain camp expense and $73,078 for exploration work on the South Guyana Reconnaissance Concession.

In Venezuela, the Las Cristinas Project incurred $1,310,799 in expenses.  $359,397 were legal expenses, $ 93,791 public relations expenses and $714,490 general administration such as Management Fees, in-house legal advisors, accounting, $73,495 office rent and $69,626 travel and accommodation. Care and maintenance as well as fieldwork costs for the Company’s other Venezuelan holdings were $104,359 at La Fe, $149,104, at Yuruan and $137,726 at Km 88.

In Brazil $46,483 was spent on administration in connection with closing out activities previously conducted on now abandoned properties.

Investor Relations Expenses

The investor relation work, which began during the previous fiscal year, was continued during the current year and totaled $606,220. This amount was paid under the investor relation contracts with Monaco Capital and Communications ($103,500.) and Vencap Consulting. ($91,420), as well as expenses for production/printing of I.R. material ($107,900), mailing/distribution ($226,400), travel ($12,175) news wire services ($15,869) and in-house services and costs ($48,936).  All investor relations contracts expired in July 2002 and were not renewed.

Administrative Expenses

Administrative expenses increased by $724,496 (from $1,800,278 in 2002 to $2,521,774 in 2003) due mainly to stock based compensation expenses of $700,004 (see Note 8 in the financial statements for detail). These expenses do not affect cash flow and are required to be calculated under new regulations.

Related Party Transactions

Related party transactions during 2003 totalled $330,858  ($326,895 in 2002) and included $113,220 in compensations for the President, $90,000 for the Chief Operations Manager and $127,638 for accommodation, vehicle rental and project administration in South America.

Impairment of Mineral Interests

Annually, the Company performs evaluations of its mineral interests to assess the recoverability of its exploration interests and investments. Impairment evaluations for the assets consist of comparing the estimated asset with its carrying value and where the carrying values are less, an impairment charge is recorded to reduce the carrying value to its estimated recoverable value.

The impairment in Guyana was taken because of less than economic recoveries from one of the two Maple Creek paleo-channels, in addition to the cost associated with the re-deployment of equipment to the second channel. The impairment in Venezuela has been taken because of political uncertainties in general and the continuing dispute with the CVG over the Las Cristinas issue, which could negatively influence the Company’s other holdings in Venezuela (See also “5. Operations Review”).

3. Financial Condition and Liquidity

The Company had no revenues other than limited recoveries from bulk sampling and interest income from term deposits.

The Company’s cash position decreased from $1,422,545 at March 31, 2002 to $571,637 at March 31, 2003. The Company had a negative working capital of $450,109. Subsequent to the year-end, the Company closed a financing of $1,505,000.

Financing

The Company announced in April 2003 that it concluded negotiations for a $1,505,000 private placement involving the sale of 4.3 million units at a price of $0.35 per unit.

Each unit consists of one common share and one warrant, each warrant entitling the holder to purchase one additional share of the Company at a price of $40 per share for a period of 24 months.

Private Placements	Date of issue	Shares	Price	Proceeds
Common Shares	JUNE 20, 2003	4,300,000 Units	$0.35	$1,505,000

Net proceeds from the private placement are being used for expenditures relating to the Company’s projects in Costa Rica and Venezuela and for working capital.

Earning (Loss) and Cash Flow

The Company’s reported loss for the 2003 fiscal year, in accordance with Canadian generally accepted accounting principles is $9,335,304 or $0.18 per share. This compares with a loss of  $6,432,712.or $0.14 per share for the previous fiscal year. The large increase is mainly due to impairment charges recorded against mineral interests in Costa Rica ($927,020), in Guyana

($1,938,677) Venezuela ($1,951,988) and Brazil ($87,139). (See  “5. Operations Review” for explanations).

4. Risks and Uncertainties

In conducting its business, the Company faces a number of risks.

a) Exploration and Mining Risks

The business of exploring for precious metals and precious stones involves many risks and hazards including environmental hazards, changes in regulatory environments and weather conditions. Such occurrences could result in financial losses, reduction of values of mineral properties, environmental damage and possible legal liability. As a result, the Company may incur costs that could have a material adverse effect upon its financial performance and liquidity.

b) Environmental Risks

The Company’s activities are subject to extensive federal, provincial, and local laws and regulations governing environmental protection and employee health and safety. The Company is required to obtain governmental permits on occasions, bonding under federal or state permits. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with such laws, and permits, or that the costs of complying with such current and future laws will not materially adversely affect the Company ’s financial condition.

c) Political and Country Risk

The Company operates in Costa Rica, Venezuela, Guyana and Brazil and is subject to a number of political, economic and other risks. The Company is not able to determine the impact of political, economic or other risks on its future financial position, however the Company is relying on the Foreign Investment Protection Agreements (FIPA) to mitigate certain adverse financial effects from unfavourable political events in Venezuela and Costa Rica.

Exploration activities are potentially subject to political, economic and other risks, including:

Cancellation or renegotiation of contracts; changes in foreign laws or regulations; expropriation or nationalization of property; foreign exchange controls; environmental controls and permitting; risks of loss due to civil strife, and other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted. Such risks could potentially arise in any country in which the Company operates, however the risks are currently regarded as greater in Venezuela and Costa Rica. Consequently, the Company ’s exploration activities may be substantially affected by factors beyond the Company ’s control, any of which could materially adversely affect the Company ’s financial position.

d) Occurrence of events for which the Company is not insured

The Company maintains insurance to protect itself against certain risks related to its activities such as coverage for property insurance and comprehensive general liability insurance. This coverage is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, the Company may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure.

e) The Company may not have satisfactory title to its properties

The validity and ownership of mineral concessions can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, risk exists that some titles may be defective (see “5. Operational Review”).

f) Uncertainty of exploration and development programs

The Company’s financial position is significantly affected by the costs and results of its exploration programs. The Company actively seeks mineral reserves, primarily through exploration and through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any precious metal/stones exploration program are the location of economic ore bodies, mineralization could be different from those predicted by drilling and sampling and the receipt of necessary governmental permits can and is sometimes being withheld. Assuming the discovery of an economic deposit, years may elapse from the initial phases of drilling until commercial operations are commenced. During such time, the economic feasibility of production may change. Accordingly, the Company’s exploration programs may not result in any new economically viable mining operations or yield new mineral reserves.

g) Licenses and permits

The exploration activities of the Company require licenses and permits from various governmental authorities.  The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. The licenses and permits may be subject to change in various circumstances. There can be no guarantee the Company will be able to obtain or maintain all necessary licenses and permits required to explore its properties and, if commercial viability is established, commence construction or operation of mining facilities.

5. Operations Review and Outlook for 2003/04

Las Cristinas, Venezuela

Over the past 12 months a number of legal steps undertaken by MINCA in defence of its rights to the Las Cristinas project, have been either filed in Court or have been followed up in court proceedings. A full record of pending court cases is attached to the financial statements  (See Notes to Financial Statements #5 (d) (iv)).  The Company does not expect any judicial pronouncement in the short term. The Supreme Court of Venezuela is extremely busy with constitutional issues due to the political unrests and uncertainty in the country, consequently there is a backlog of cases awaiting the Supreme Court’s decision which effects the Las Cristinas issue just as it affects many other business and personal court cases in Venezuela at this time.

The Company has also formally initiated the process of international arbitration against the State of Venezuela under the Foreign Investment Protection Agreement (FIPA) signed by Venezuela and Canada. The process calls for a six months dialogue period. Minca has unsuccessfully tried to use this time to reach an agreement with the CVG because of the CVG’s refusal to attend meetings. The six months period has expired and the Company is now in a position to enact international arbitration. This step is currently under consideration by the Company. Management is of the opinion that actions taken to extinguish Minca’s rights and status in respect of the concessions were taken inappropriately and Minca will successfully regain its rights and the title to the concessions. The dispute is likely to be protracted and may take several years to resolve. The Company’s remaining Venezuelan properties are kept in good standing but no exploration is being conducted until the Las Cristinas issue is resolved.

Maple Creek, Guyana

At the Maple Creek project the Company opened up a large paleo-channel adjacent to the historically known Maple Creek channel. Unfortunately, while bulk samples proved the existence of diamonds, the quantity and quality turned out to be uneconomical so far. The Company made the decision to revert back to the smaller channel where the results of earlier exploration were more promising. This requires a re-configuration of equipment to adapt to the changed mining environment and a reassessment of the mining potential of the area.

Marudi Mountain, Guyana

The Company has during the past few months made improvements to the road and researched the best approach to further explore the hard-rock potential of the property.In conjunction with the expected increase in activity in the region, an environmental review study has been commissioned in order to start this process. The study should be finished by October 2003 at which time further plans will be announced.

Crucitas, Costa Rica

Even though the Crucitas Environmental Impact Study submitted by Vannessa has not as yet been approved the Company is confident that differences can be worked out and an agreement on how to proceed with the project can be reached. The Company considers the CRUCITAS project to be a cornerstone of growth for the Company. Should no agreement be reached to mine the property, the Company will proceed with its claim under the Foreign Investment Protection Agreement signed between the two countries, to recover the investment and loss of potential profits. Industrias Infinito S.A., the Company’s 100% owned subsidiary has invested approximately $45 Mill. in this project.

General

Looking ahead, we are well positioned to benefit from improving industry fundamentals as gold once again regains its lustre. As the U.S dollar shows weakness, political instability in many regions of the world worsens and as fewer producers hedge their production, the price of gold should resume its rise to a level that reflects underlying demand and improve the economics of some of our projects.

Subsequent Events

Subsequent to the year-end, the Company completed a $1,505,000 private placement (see “3.Financing” for details), and issued a final 50,000 shares to the vendor for the Marudi, Guyana gold project.

VANNESSA VENTURES LTD.

1710 – 1040 West Georgia Street
Vancouver, British Columbia
V6E 4H1

NOTICE OF ANNUAL & EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual and extraordinary general meeting of the members of Vannessa Ventures Ltd. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on September 18, 2003, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.

To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended March 31, 2003.

2.

To fix the number of directors at six (6).

3.

To elect directors for the ensuing year.

4.

To appoint the auditor for the ensuing year.

5.

To authorize the directors to fix the remuneration to be paid to the auditor.

6.

To adopt a stock option plan.

7.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 12th day of August, 2003.

BY ORDER OF THE BOARD

“MANFRED PESCHKE”

Manfred Peschke, President

VANNESSA VENTURES LTD.

1710 – 1040 West Georgia Street
Vancouver, British Columbia
V6E 4H1

MANAGEMENT INFORMATION CIRCULAR

(As at August 12, 2003, except as indicated)

MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by the management of Vannessa Ventures Ltd. (the "Company") for use at the annual and extraordinary general meeting of the Company to be held on September 18, 2003 and at any adjournments thereof (the "Meeting").  The solicitation will be conducted primarily by mail but may be supplemented by telephone or other personal contact to be made by officers and employees of the Company without special compensation or by agents retained and compensated for that purpose.  The cost of solicitation will be borne by the Company.

Appointment Of Proxyholder

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the member’s proxyholder.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the “Management Proxyholders”).

A member (“shareholder”) has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

Voting By Proxy

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Revocability of Proxy

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

SHARE CAPITAL

Voting Shares

The Company is authorized to issue 100,000,000 common shares without par value, of which 58,851,353 common shares were issued and outstanding as of August 12, 2003.  The holders of common shares are entitled to one vote for each common share held.  Holders of common shares of record at the close of business on the record date, August 12, 2003, will be entitled to receive notice of and vote at the meeting.  The Company has only one class of shares.

Each resolution to be voted on at the Meeting must be passed by a simple majority (50%) of the votes cast on the resolution.

Principal Holders of Voting Shares

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Coril Holdings Ltd.(1)	21,257,776	36.11%

(1)

Coril Holdings Ltd. is controlled by Ron Mannix of Calgary, Alberta.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at six (6).  This is the current number of directors.

The Company is required to have an audit committee.  Members of this committee are as set out below and consist of three non-executive directors.  The Company has no executive committee.

Management of the Company proposes to nominate each of the following persons for election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled(2)
Manfred Peschke Whitehorse, Yukon President and Director	Self-employed consultant, Resource Intertrade Ltd.	December 15, 1994	1,492,029
Vern Hall Kodiak, Alaska Director	President, Tamarack Inc. (mineral exploration and development)	July 5, 1994	2,681,564
Lorne B. Gordon(1) Calgary, Alberta Director	President, Coril Holdings Ltd. (Private Asset Management Company)	March, 1999	1,000,000
George D. Chapel(1) Calgary, Alberta Director& Secretary	Retired, 1998 to present President and CEO, Manalta Coal Ltd. from 1991 – 1998	September 27, 2000	Nil
Erich Rauguth Whitehorse, Yukon, Director	President, Vencan Corporation (Mining Consulting)	September 19, 2001	123,500
John Thomas(1) Vancouver, British Columbia Director	Self –Employed Consultant (Mining Engineering)	October 24, 2002	Nil

(1)

Member of the audit committee.

(2)

Common shares beneficially owned, directly or indirectly, or over which control or direction is exercised.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each of the individuals comprised of the chief executive officer as at March 31, 2003 and the other four most highly compensated executive officers of the Company as at March 31, 2003 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively “the Named Executive Officers”).  The Company has one Named Executive Officer, the President and CEO.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option SAR's Granted (#)(1)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Compen-sation ($)
Manfred Peschke President and Director	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	$113,220 $109,440 $111,166	300,000 250,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

.Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid or distributed to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The following table (presented in accordance with the Rules) sets forth stock options granted during the most recently completed financial year to the Named Executive Officer.

Name	Securities Under Options Granted(1) (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price(2) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Manfred Peschke	300,000	17.8%	$0.95	$0.95	July 4, 2007

(1)

The options are exercisable on the date of grant, subject to regulatory and shareholder approval.

(2)

The exercise price of stock options is determined by the Board of Directors.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by the Named Executive Officer, the number of unexercised options held by the Named Executive Officer and the financial year-end value of unexercised in-the-money options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year End (#) Exercisable / Unexercisable	Value of Unexercised in-the-Money Options at Fiscal Year-End Exercisable / Unexercisable
Manfred Peschke	250,000	$100,000	300,000	Nil/Nil

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officer in the Company's most recently completed or current financial year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date of this information circular.  The directors are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The Company does not have a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors.  However, the Company did grant stock options to the directors during the most recently completed financial year.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the directors of the Company (excluding the Named Executive Officer):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)(1)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Vern Hall Director	100,000	5.9%	$0.95	$0.95	July 4, 2002	July 4, 2007
George Chapel Director	100,000	5.9%	$0.95	$0.95	July 4, 2002	July 4, 2007
Lorne Gordon Director	100,000	5.9%	$0.95	$0.95	July 4, 2002	July 4, 2007
Erich Rauguth Director	300,000	17.8%	$0.95	$0.95	July 4, 2002	July 4, 2007
John Thomas Director	50,000	3.0%	$0.50	$0.58	December 13, 2002	December 13, 2007

(1)

The options generally become exercisable on the date of grant, subject to regulatory approval.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of any of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Dale, Matheson, Carr-Hilton, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

The Company has entered into a management contract with S.A. Managing Group A.V.V., a private company in which a Director of the Company has an interest, under which S.A. Managing Group A.V.V. has agreed to provide management services in Canada and Venezuela to the Company at a fee of US$11,350.00 per month.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Board is of the view that the Company's general approach to corporate governance, as described in the attached Schedule "A", is appropriate for its size and resources.  As a company listed on Tier 1 of the TSX Venture Exchange, the Company is not required to comply with the guidelines for improved corporate governance in Canada adopted by the TSX (the "Exchange Guidelines").  However the Company is required to comment on its Corporate Governance practices with reference to the Exchange Guidelines.  The Company's approach to corporate governance in the context of the fourteen (14) specific Exchange Guidelines is set out in Schedule "A" hereto.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Adoption of Stock Option Plan

The Board of Directors of the Company adopted a new stock option plan (the "Stock Option Plan") effective September 18, 2003, subject to acceptance by the Exchange and the shareholders of the Company.

The purpose of the Stock Option Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options will be exercisable over periods of up to 10 years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange.  Pursuant to the Stock Option Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.  The maximum number of common shares which may be issued pursuant to options previously granted and those granted under the Stock Option Plan will be a maximum of 10% of the issued and outstanding common shares at the time of the grant.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares or 2% if the optionee is engaged in investor relations activities or is a consultant.  The Stock Option Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion.

The Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Stock Option Plan will be available for review at the registered office of the Company, (10th Floor, 595 Howe Street, Vancouver, British Columbia) during regular business hours before the Meeting and at the annual and extraordinary general meeting.

Unless such authority is withheld, the persons name in the enclosed Proxy intend to vote for the approval of the Stock Option Plan.

At the Meeting, shareholders will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED that the Company do approve, subject to regulatory approval, the adoption of a stock option plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company’s issued and outstanding shares being reserved to any one person on a yearly basis."

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company is not aware of any other matter to come before the meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The Board of Directors of the Company has approved the contents and sending of this Information Circular.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstance in which it was made.

DATED this 12th day of August, 2003.

                                                         BY ORDER OF THE BOARD

____”MANFRED PESCHKE”

Manfred Peschke,

President and Director

Schedule "A" to the Information Circular
of Vannessa Ventures Ltd.

TSX Corporate Governance Committee Guidelines	Comments
1. The board should explicitly assume responsibility for stewardship of the Company Specifically, the board should assume responsibility for:

1.  The Board has assumed responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.

(a) adoption of a strategic planning process

(a) The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Company, such goals and strategies are prepared by management and reviewed with the Board on a quarterly and annual basis.

In addition, the Board monitors, quarterly, the performance of management in relation to the strategic and operational objectives set out in the annual budget.

(b) identification of principal risks and implementation of appropriate risk-management systems

(b) The Board, in conjunction with management, determines the principal risks associated with the Company's business based on its knowledge of the mining, industry, the regulatory and competitive environment, and general economic conditions.

(c) succession planning, including appointing, training and monitoring senior management.	(c) The performance of executive management is annually measured against pre-set objectives.
(d) communications policy

(d) The Board has appropriate systems in place to ensure complete, timely and effective communications between the Company, its shareholders, and the public and regulatory agencies.

Through the Audit Committee all public financial information is reviewed and recommended to the Board for approval prior to its release.

(e) integrity of internal control and management information systems	(e) The Board ensures the integrity of internal control and management information systems through its delegation to various committees.
2. Majority of directors are "unrelated"

2.   An "unrelated" director under the guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from shareholding.  Since our company has a significant shareholder, in addition to having a majority of "unrelated" directors, the Board also has a majority number of directors who do not have interests or relationships with either the Company or the significant shareholder.

The company currently has 6 directors and of the 6 proposed directors, 4 are unrelated.

3. Disclose whether each director is "unrelated" and how that analysis was performed	3. M. Peschke and E. Rauguth are “related directors” due to holding management positions. All other directors are “unrelated”.
4. Appoint a committee responsible for proposed nominations as/assessment of directors, composed of a majority of unrelated directors	4. The Company does not at this time have a specific committee responsible for the appointment or assessment of directors. These functions are addressed by the Board as a whole as necessary.
5. Implement a process for assessing the effectiveness of Board, its committees and individual directors	5. The Company does not have at this time a process established for assessing the effectiveness of its directors.
6. Provide orientation and education programmes for new directors

6.   The Board is composed of very experienced corporate directors.  From time to time, however, presentations and discussions are being held at Board meetings which deal with business and regulatory environment, new technology and other matters relating to the mining industry.

7. Consider appropriate board size for efficient function, with a view to reducing the size of board and to improve effectiveness	7. The current size of the Board provides for effective meetings and communications while maintaining a diversity of views and appropriately representing shareholders' interests.
8. Review compensation of directors in light of risks and responsibilities

8.  The Company has a Committee which reviews and recommends to the Board the compensation and benefits of the directors.  In this regard, time commitments, compensation by other similar organizations and the responsibilities of directors in general are considered factors.

At the same time it is ensured that directors' compensation aligns the Board with the interests of shareholders, through the promotion of increased share ownership and performance based incentive compensation.

9. Committees should generally be composed of non-management directors and the majority of committee members should be unrelated	9. The Company believes composition of committees is a key determinant to board independence. Every committee has a majority of "unrelated" directors.
10. Formal determination of the Company's approach to corporate governance issues by full Board or committee

10. The Board as a whole is responsible for governance issues including approval of the Company's disclosure in response to the Exchange Guidelines, periodic review of Board and committee composition and ensuring on behalf of the Board that the corporate governance system effectively supports the discharge of its obligations to the shareholders

11. Define limits to management's responsibilities by developing mandates for:
(a) the Board

11. (a) The Board has a broad responsibility for supervising the management of the business and affairs of the Company.  The Board has a framework for delegation of responsibilities from the Board to executive management.

(b) the chief executive officer

(b)  There are terms of reference for the President and Chief Executive Officer.  As well, his annual performance objectives, which are reviewed and approved by the Board, will constitute his mandate and further define the responsibilities of management.  The Board reviews the performance of the Chief Executive Officer against such annual objectives.

12. Establish procedures to enable the Board to function independently of management including:

12.  The Board holds a session without management present at Board meetings where appropriate.

The Board and each of the Committees have specific authority to retain external advisors, as appropriate (at the expense of the Company).

13.

Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities, including ensuring direct communication and oversight regarding internal controls

13. The Audit Committee, which is composed entirely of three unrelated directors, is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses.

The Audit Committee also ensures that management has effective internal control systems and an appropriate relationship with the external auditor.

14. Implement a system to enable individual directors to engage outside advisors, at the Company's expense

14. In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Company) to provide advice with respect to a corporate decision or action.

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

VANNESSA VENTURES LTD. (the "Company")

TO BE HELD AT

10th Floor – 595 Howe Street

Vancouver, B.C., V6C 2T5

ON TUESDAY, SEPTEMBER 18, 2003, AT 10:00AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Manfred Peschke, a Director of the Company, or failing this person, George Chapel, a Director of the Company, or in the place of the foregoing, ________________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at six (6)
		For	Withhold
2.	To elect as Director, Manfred Peschke
3.	To elect as Director, Erich Rauguth
4.	To elect as Director, Vern Hall
5.	To elect as Director, Lorne B. Gordon
6.	To elect as Director, George D. Chapel
7.	To elect as Director, John Thomas
8.	To appoint Dale, Matheson, Carr-Hilton as Auditors of the Company
		For	Against
9.	To authorize the Directors to fix the auditors' remuneration
10.	To adopt a stock option plan
11.	To transact such other business as may properly come before the Meeting

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE REGISTERED SHAREHOLDER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

1.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

1.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

1.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.  The mailing address is:

Computershare Trust Company of Canada
Proxy Department
100 University Avenue, 9th Floor
Toronto, ON,  M5J 2Y1
Fax:  Within North America: 1-866-249-7775  Outside North America:  (416) 263-9524

Vannessa Ventures Ltd.
1710 – 1040 West Georgia Street
Vancouver, B.C.
V6E 4H1

Telephone:  (604) 689-8927
Fax:  (604) 689-8907

August 18, 2003

VIA SEDAR

B.C. Securities Commission
Executive Director
2nd Floor – 865 Hornby Street
Vancouver, B.C.
V6Z 2H4

Dear Sirs:

Re:

Vannessa Ventures Ltd. (the “Company”) – Mailing on August 18, 2003

Management Proxy Material and Annual Financial Statements for the year ended

March 31, 2003

We confirm that on the above date, the above noted financial statements of the Company were forwarded by prepaid first class mail to all of the registered members of the Company.

We also confirm that the attached material was distributed to intermediaries in accordance with National Policy 54-102.

The filing fee(s) for the financial statements has been remitted via SEDAR.

Yours truly,

VANNESSA VENTURES LTD.

“MARK PESCHKE”
_______________________
Mark Peschke

Office Manager

Vannessa Ventures Ltd.

cc:TSX Venture Exchange
cc:Computershare
cc:Dale, Matheson, Carr-Hilton
cc:Alberta Securities Commission

VANNESSA VENTURES LTD.
(the "Company")

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Company, if they so request.  If you wish to receive such mailings, please complete and return this form to:

Supplemental Mailing List
Vannessa Ventures Ltd.
1710-1040 West Georgia St.
Vancouver, BC
V6E 4H1

NAME:

ADDRESS:

POSTAL CODE:

___________________________

I confirm that I am the BENEFICIAL owner of

 shares of the Corporation.

(Common/Preferred)

SIGNATURE OF

SHAREHOLDER:

______________________________________DATE:____________